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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                (AMENDMENT NO. )

                                 SYNQUEST, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    87160X100
                                 (CUSIP Number)

                                    COPY TO:
Christopher J. Austin, Esq.                    Peter R. Shields, President & CEO
Ropes & Gray                                   Tilion, Inc.
One International Place                        Five Clock Tower Place, Suite 110
Boston, Massachusetts 02110                    Maynard, MA 01754

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                 AUGUST 30, 2002
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------------                           ---------------------------
 CUSIP NO. 87160X100              SCHEDULE 13D           Page 2 of 8 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Tilion, Inc., IRS Identification No. 04-3493115
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
          N/A                                                   (b)  [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
      PURSUANT TO ITEM 2(d) or 2(e)
          N/A
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------

 NUMBER OF         7.  SOLE VOTING POWER
  SHARES                  0 shares
BENEFICIALLY       -------------------------------------------------------------
 OWNED BY          8.  SHARED VOTING POWER
   EACH                   1,504,834 shares
REPORTING          -------------------------------------------------------------
  PERSON           9.  SOLE DISPOSITIVE POWER
   WITH                   0 shares
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                          0 shares
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,504,834 shares
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          N/A
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          51.1%(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

     (1) This percentage is calculated based upon 2,946,867 shares of Synquest common stock outstanding.


                               Page 2 of 8 Pages

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Item 1.  Security Issuer.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock" or "SynQuest Common Stock") of SynQuest, Inc., a Georgia corporation (the "Issuer" or "SynQuest"). The principal executive offices of the Issuer are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

Item 2.  Identity and Background.

(a)      This Statement is filed by Tilion, Inc., a Delaware corporation
         ("Tilion").

(b) The address of the principal place of business of Tilion is Five Clock Tower Place, Suite 110, Maynard, MA 01754.

(c) Tilion is no longer engaged in active business operations. Tilion's principal business formerly consisted of providing an Internet-based service to assist its customers with the management of their supply chains.

(d) During the last five years, none of Tilion or of the Listed Persons (to the knowledge of the Tilion) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Tilion or of the Listed Persons (to the knowledge of the Tilion) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Tilion is a Delaware corporation.

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the trustees, directors, executive officers and controlling persons of Tilion required by Item 2 of Schedule 13D is listed on
Schedule 1 hereto (the "Listed Persons") and is incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 30, 2002, SynQuest and Tilion entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Tilion will, through a series of related transactions, merge with and into SynQuest, with SynQuest remaining as the surviving legal entity (the "Tilion Merger"). In consideration for Tilion's agreement to enter into the Merger Agreement, Warburg Pincus and Tim Harvey, SynQuest shareholders holding sufficient voting power to approve the Tilion Merger (the "SynQuest Shareholders"), have entered into a Voting Agreement, dated August 30, 2002, with Tilion (the "Voting Agreement"), which provides that the SynQuest Shareholders will vote, or cause to be voted, their shares of SynQuest Common Stock in favor of the Merger and the Merger Agreement and each of the other transaction contemplated thereby. Under the Voting Agreement, each of the SynQuest Shareholders granted executive officers of Tilion a proxy and appointed such executive officers an attorney-in-fact, to vote the SynQuest Common Stock held by the SynQuest Shareholder in favor of the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement. The proxy and power of attorney are irrevocable. Together, the SynQuest Shareholders hold 1,504,834 shares of SynQuest Common Stock. This Statements relates to Tilion's acquisition of voting power over the shares held by the SynQuest Shareholders.

                               Page 3 of 8 Pages

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         As consideration for the Tilion Merger, Tilion's preferred stockholders will receive 5.2 million shares of Series A convertible preferred stock of SynQuest ("Series A Preferred"). Tilion has in excess of $13 million in cash or short term securities that will be transferred to SynQuest at the time of the Tilion Merger.

Item 4.  Purpose of Transaction.


         Tilion has acquired beneficial ownership of the Synquest Common Stock for the purpose of effecting the Merger. The Tilion Merger is one of three separate transactions that are occurring contemporaneously. Each transaction is briefly described below and in greater detail in SynQuest's filings under the Exchange Act.

         On August 30, 2002, SynQuest, Viewlocity, Inc., a Delaware corporation ("Viewlocity"), and Tilion entered into definitive agreements to merge the companies. Viewlocity and Tilion will, through a series of related transactions, merge with and into SynQuest, with SynQuest remaining as the surviving legal entity. In addition to the two mergers, SynQuest will also issue up to 6.8 million shares of Series A Preferred, at a price of $2.50 per share for total consideration valued between $14.5 million and $17.6 million (the "Private Placement") in exchange for cash investments by existing shareholders of SynQuest and Viewlocity, including Battery Ventures and Warburg Pincus, and new investors, including Ticonderoga Capital and Jeffrey Simpson, the chief executive officer of Viewlocity. A portion of that additional investment may consist of conversion of up to $7 million of bridge financing debt owed by SynQuest and Viewlocity to certain of the investors that may be outstanding prior to closing. The existing shareholders of Tilion, including North Bridge Venture Partners and Venrock Associates, will receive approximately 5.2 million shares of Series A Preferred in the merger with Tilion, for total consideration of approximately $13 million. Tilion is expected to have approximately $13 million in cash, net of any liabilities, at the time of the merger. The new funding, consisting of the Private Placement and the Tilion cash, will be used for working capital and general corporate purposes.

         As consideration for the Viewlocity merger (the "Viewlocity Merger"), SynQuest will issue a total of 2,946,867 shares of its common stock (which is equal to the number of shares of SynQuest common stock currently outstanding) to Viewlocity's Series F Preferred stockholders. Holders of other classes and series of Viewlocity capital stock will receive nominal cash consideration. The Viewlocity Merger is subject to receipt of approval by the shareholders of SynQuest and Viewlocity and satisfaction of customary closing conditions. Viewlocity stockholders holding sufficient voting power to approve the merger have signed agreements to vote in favor of the merger. SynQuest shareholders holding sufficient voting power to approve the merger have also signed agreements to vote in favor of the Viewlocity Merger.

         Tilion's preferred stockholders will receive 5.2 million shares of Series A Preferred. The number of shares of Series A Preferred to be issued to Tilion's preferred stockholders is subject to adjustment based on Tilion's closing date balance sheet. Holders of other classes of Tilion capital stock will receive nominal cash consideration. Tilion's obligation to close the transaction is conditioned on, among other things, (i) issuance of at least $10 million of Series A Preferred in the Private Placement, (ii) certain SynQuest liabilities remaining below a specified level as of September 30, 2002, (iii) and the combined revenue of SynQuest and Viewlocity for the three-month period ending September 30, 2002 exceeding specified minimums. SynQuest's obligation to close the Tilion merger is conditioned on, among other things, Tilion having, as of the closing, at least $13 million in cash net of liabilities. Tilion stockholders holding sufficient voting power to approve the merger have signed agreements to vote in favor of the


                               Page 4 of 8 Pages


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merger. As described in Item 3 of this Statment, the SynQuest Shareholders have also signed an agreement to vote in favor of the Tilion merger.

         Contemporaneously with the Viewlocity and Tilion Mergers, SynQuest will issue up to 6.8 million shares of Series A Preferred at a price of $2.50 per share in the Private Placement to a group of investors led by Battery Ventures, Warburg Pincus, and Ticonderoga Capital. The terms of the Series A Preferred are set forth in a Certificate of Designations to be filed immediately prior to the consummation of the transactions described above, a copy of which is attached as an exhibit to this Form 8-K. The following is a summary of the terms of the Series A Preferred:

     - Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

     - SynQuest will not declare or pay out any cash dividends during the two-year period following the closing.

     - Except as described below, the Series A Preferred has priority over the common stock in any liquidation, dissolution or winding up of SynQuest, and in connection with allocation of proceeds in any merger, acquisition, sales of all or substantially all of SynQuest's assets, or similar major corporate transactions (other than certain qualified public offerings) (collectively referred to as a "liquidation event"). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually. Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of common stock will be entitled to receive 8% of the proceeds available to SynQuest shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the common stock.

     - Generally, shares of Series A Preferred vote as one class with the common stock on an as-converted to common basis.

     - The initial conversion rate of Series A Preferred to common stock is one to one, subject to adjustment in certain circumstances. Shares of Series A Preferred are convertible to common stock at any time at the option of the holder. Shares of Series A Preferred will be automatically converted to common stock upon (i) a public offering of common stock meeting certain thresholds, (ii) the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii) the common stock attaining a $10.00 closing price for 100 of 120 trading days. The Series A Preferred is not redeemable.

         SynQuest has agreed to file a registration statement within 180 days after the closing of the transactions covering (i) the common stock issuable upon conversion of the Series A Preferred, (ii) the common stock issued to the Viewlocity Series F stockholders in the Viewlocity merger who agree to have their shares included in the registration statement, and (iii) the common stock currently held by Warburg Pincus, SynQuest's current majority shareholder. The shareholders covered by the registration statement have agreed not to sell or transfer their shares of SynQuest for one year following the closing. In addition to customary closing conditions, the obligations of the investor group to close the Private Placement are conditioned upon (i) certain SynQuest liabilities remaining below a specified level as of September 30, 2002 and (ii) the combined revenue of SynQuest and Viewlocity for the three-month period ending


                               Page 5 of 8 Pages

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September 30, 2002 exceeding specified minimums. SynQuest shareholders holding sufficient voting power to approve the transaction have also signed agreements to vote in favor of the Private Placement.

         Immediately following completion of the transactions, the shares of common stock held by the current shareholders of SynQuest are expected to represent approximately 16% of the equity of the combined company, the shares of SynQuest common stock held by the current shareholders of Viewlocity are expected to represent approximately 16% of the equity of the combined company, and the shares of Series A Preferred issued in the Private Placement and the Tilion merger are expected to represent approximately 68% of the equity of the combined company (in each case, assuming that SynQuest issues $17 million of Series A Preferred in the Private Placement and assuming full conversion of the Series A Preferred).

         On August 30, 2002, SynQuest, certain of the preferred stockholders of Tilion and the investors in the Private Placement entered into a Shareholders Agreement, pursuant to which they have agreed to vote their respective shares of SynQuest Common Stock received in the Tilion Merger and the Private Placement
(i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge Venture Partners, (b) one member designated by Battery Ventures, (c) the Chief Executive Officer of SynQuest, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. The Shareholders Agreement also grants preferred stockholders of Tilion party to the Shareholders Agreement and the investors in the Private Placement, a right of first refusal with respect to additional issuances of equity securities of SynQuest.

Item 5.  Interest in Securities of the Issuer.


(a) Tilion beneficially owns 1,504,834 shares of SynQuest Common Stock (approximately 51.1% of the shares of the SynQuest Common Stock). The foregoing percentage is calculated based upon 2,946,867 shares of Common Stock outstanding.

(b)      Tilion has shared power to vote 1,504,834 shares of Common Stock.

(c) On August 30, 2002, Tilion and the SynQuest Shareholders entered into a Voting Agreement on the terms described in Item 3 of this Statement. The SynQuest Shareholders hold 1,504,834 shares of SynQuest Common Stock.

(d) Warburg Pincus has the power to receive, and the power to direct the receipt of, dividends, or the proceeds from the sale of 1,504,210 shares of Synquest Common Stock, which is more than 5% of the outstanding shares of SynQuest Common Stock. Tim Harvey has the power to receive, and the power to direct the receipt of, dividends, or the proceeds from the sale of 628 shares of Synquest Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 3 and 4 for a description of the Merger Agreement and the Voting Agreement.

                               Page 6 of 8 Pages

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     Other than as described above and the agreements listed in Item 7 below, including the exhibits thereto, Tilion and the Listed Persons (to the knowledge of Tilion) presently have no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of SynQuest, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Tilion, Inc. (previously filed as Exhibit 99.4 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Form of Voting Agreement dated August 30, 2002, among Tilion, Inc., Warburg Pincus and Tim Harvey (previously filed as Exhibit 99.6 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Form of Voting Agreement dated August 30, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (previously filed as Exhibit 99.5 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (previously filed as Exhibit 99.1 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Form of Voting Agreement dated August 30, 2002, between SynQuest, Inc. and the stockholders of Viewlocity, Inc. named on the signature pages thereof (previously filed as Exhibit 99.2 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Form of Voting Agreement dated August 30, 2002, between Viewlocity, Inc. and the shareholders of SynQuest, Inc. named on the signature pages thereof (previously filed as Exhibit 99.3 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Stock Purchase Agreement dated August 30, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (previously filed as Exhibit 99.7 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Registration Rights Agreement dated as of August 30, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 99.8 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Shareholders' Agreement dated as of August 30, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 99.9 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (previously filed as Exhibit 99.10 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).


                               Page 7 of 8 Pages

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TILION, INC.


Dated:  September 9, 2002            By: /s/ Peter R. Shields
                                         --------------------------------------
                                         Peter R. Shields
                                         President and Chief Executive Officer




                               Page 8 of 8 Pages

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                                                                      SCHEDULE 1

                                  TILION, INC.


DIRECTORS

William J. Geary
North Bridge Venture Partners
950 Winter Street, Suite 4600
Waltham, MA 02451
Principal Occupation: General Partner of North Bridge Venture Management IV, L.P. and activities on behalf of other related North Bridge Venture Partners entities
Citizenship: USA

David Hathaway
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates
Citizenship: USA

Peter R. Shields
Tilion, Inc.
Five Clock Tower Place
Suite 110
Maynard, MA  01874
Principal occupation: President and Chief Executive Officer of Tilion, Inc.
Citizenship: USA

John Ryan
ZixCorp
2711 N. Haskell Avenue, Suite 2300
Dallas, Texas 75204
Principal Occupation: Chairman, President and Chief Executive Officer of ZixCorp
Citizenship: Canada

John Landry
Lead Dog Ventures
85 Old Connecticut Path
Wayland, MA  01778
Principal Occupation:  Managing Director of Lead Dog Ventures
Citizenship: USA

EXECUTIVE OFFICERS

Peter R. Shields
c/o Tilion, Inc.
Five Clock Tower Place, Suite 110
Maynard, MA 01754
Principal Occupation: President and Chief Executive Officer
Citizenship: U.S.A.

Kenneth J. DiPoto
c/o Tilion, Inc.
Five Clock Tower Place, Suite 110
Maynard, MA 01754
Principal Occupation: Chief Financial Officer
Citizenship: U.S.A.

CONTROLLING PERSONS

N/A

EXECUTIVE OFFICERS AND DIRECTORS OF ULTIMATE CONTROL PERSON

N/A